20549-0409



      March 24, 2005



Mr. Marc S. Goodman
Preferred Investment Solutions Corporation
Two American Lane
Greenwich, Connecticut 06830

Re:	World Monitor Trust III
	Registration Statement on Form S-1, amended on March 14, 2004
	File No. 333-119612

Dear Mr. Goodman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have reviewed your response to Comment No. 4 from our last comment letter. Since you are conducting a continuous offering, please include disclosure indicating that you are registering units that are anticipated to be sold within two years of the effectiveness of the registration statement. Please see Rule 415(a)(2) of the Securities Act of 1933.
2. We note your response to Comment 7 from our last letter, but are unable to determine where you have indicated that the company has no formal procedure in place to resolve conflicts. Please revise the summary risk factor on page 3 to include this.

Possible Illiquid Markets may Exacerbate Losses - page 22
3. We note your response to Comment 14. Your response does not appear to address the extent, beyond a general reference, to which the trading advisors you have selected to trade for the fund have encountered illiquid situations in the past.

Federal Income Tax Consequences - page 106
4. Please revise to opine that each Series of the Trust will be classified as a partnership for federal income tax purposes, as opposed to "should be." Likewise, please revise your disclosure on page 13 accordingly.

World Monitor Trust III Statement of Financial Condition - March
10,
2005, page 2

5. Since the registrant`s year end is December 31, an audited balance
sheet as of that date is required in the filing.  Refer to Rule 3-
12
of Regulation S-X.

Preferred Investment Solutions Corp. Notes to Statement of
Financial
Condition - September 30, 2004

Note 8.  Related Party Transactions, page 24

6. We note that you have obtained a standby letter of credit guaranteeing a substantial portion of the receivable from Kenmar Management Ltd. in lieu of providing an audited balance sheet for KML as requested in our prior comment 18. We are in the process of discussing this issue with the Division`s Chief Accountant`s Office and additional comments may be forthcoming.

Exhibit 8.1-Opinion of Sidley Austin Brown & Wood
7. We note your response to Comment 21, but are unable to determine where you have made the referenced revision. Please revise or advise.

General

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Beshears at 202-824-5346 or Linda Van Doorn at 202-942-1960 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-942-1903 or the undersigned at 202-942-1971 with any other questions.


Sincerely,



Owen Pinkerton
Senior Attorney



cc:	Michael J. Schmidtberger, Esq.
	by facsimile,  212-839-5599

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World Monitor Trust III
March 24, 2005
Page 3